Exhibit 7

GENTIUM S.P.A.

AMENDMENT NO. 1 TO

AMENDED AND RESTATED NONSTATUTORY STOCK OPTION PLAN AND AGREEMENT

THIS AMENDMENT NO. 1 to the Amended and Restated Nonstatutory Stock Option Plan and Agreement (the “Plan”) of Gentium S.p.A. (the “Company”) is made as of March 26, 2007. All capitalized terms not defined herein are set forth in the Plan.

WHEREAS, the Company wishes to amend the Plan to extend the term of the Plan and the mandatory subscription date for ordinary shares available under such Plan;

NOW THEREFORE,

1. Section 25 of the Plan is hereby amended and restated in its entirety to read:

25. Effective Date and Duration of the NSO Plan and Agreement. The NSO Plan and Agreement shall be effective as of September 30, 2004. The Board may suspend or terminate the NSO Plan and Agreement at any time. Unless sooner terminated, the NSO Plan and Agreement shall terminate at midnight on September 30, 2014.

2. The Plan as modified herein shall remain in full force and effect as so modified.

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To record the adoption of this Amendment No. 1 to the Plan by the Board, the Company has caused its duly authorized officer to execute this Amendment No. 1 to the Plan on behalf of the Company.

GENTIUM S.p.A.
By: /s/ Laura Iris Ferro, M.D. Laura Iris Ferro, M.D.

Title: President and Chief Executive Officer